UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69798 / June 19, 2013

Admin. Proc. File No. 3-15187

In the Matter of

OBN HOLDINGS, INC. AND READY
WELDER CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by OBN Holdings, Inc. and Ready Welder Corp., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to OBN Holdings, Inc. and Ready Welder Corp. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of OBN Holdings, Inc. and Ready Welder Corp. is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *OBN Holdings, Inc. and Ready Welder Corp.*, Initial Decision Release No. 486 (May 3, 2013), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 486
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15187

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of		
LARGO VISTA GROUP, LTD.,	:	INITIAL DECISION AS TO OBN
MONTAVO, INC.,	:	HOLDINGS, INC., AND READY
OBN HOLDINGS, INC.,	:	WELDER CORP.
PREPAYD, INC.,	:	May 3, 2013
READY WELDER CORP., and	:	
SNOWDON RESOURCES CORP.	:	

APPEARANCES: Neil J. Welch, Jr., and Stephan J. Schlegelmilch for the Division of Enforcement, Securities and Exchange Commission

Brook Lang for Montavo, Inc., Roger Smith for OBN Holdings, Inc., M. Richard Cutler, Esq., Greg Cutler, Esq., and Bruce Berman for PrepaYd, Inc., and Andrew P. Altholz, Esq., for Ready Welder Corp.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on January 25, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Snowdon Resources Corp. (Snowdon) was served with the OIP on February 6, 2013, and the other Respondents were served on January 31, 2013.

Montavo, Inc. (Montavo), Ready Welder Corp. (Ready Welder), and PrepaYd, Inc. (PrepaYd), filed Answers to the OIP and they and OBN Holdings, Inc. (OBN), participated in the telephonic prehearing conference on February 19, 2013. At the prehearing conference, I ruled that I would Default Respondents that did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I also granted the Division of Enforcement (Division) leave to file a motion for summary disposition as to the remaining Respondents, except PrepaYd, which filed a Form 15, Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange

Act, on February 8, 2013. See 17 C.F.R. § 201.250. The Division agreed to wait ninety days until PrepaYd's Form 15 becomes effective and then to move that the Commission dismiss PrepaYd from the proceeding. Tr. 15.

On February 22, 2013, I found Largo Vista Group, Ltd., and Snowdon in default and revoked the registration of their registered securities. Largo Vista Group, Ltd., Exchange Act Release No. 68967.

On March 19, 2013, the Division filed a Motion for Summary Disposition and Brief in Support (Motion). The Motion includes the Declaration of Chauncey L. Martin (Martin Declaration), Assistant Chief Accountant in the Office of Enforcement Liaison in the Division of Corporation Finance (Corp. Fin.), the Declaration of Marva D. Simpson, Special Counsel in the Office of Enforcement Liaison in Corp. Fin., and the Declaration of Neil J. Welch, Jr., which consists of the following twenty-three exhibits (Div. Ex. 1-23):

1. An excerpt of a Form 10-SB filed by Montavo's corporate predecessor;
2. A signed receipt for a delinquency letter sent to Brook Lang at Montavo on October 1, 2012;
3. A printout from hist.otcquote.com showing quote activity in Montavo in the Pink Sheets on January 15, 2013;
4. A Commission Order of Suspension of Trading in Montavo, OBN and Ready Welder on January 25, 2013, pursuant to Section 12(k) of the Exchange Act;
5. A printout from www.otcmarkets.com showing Montavo's trading status as of March 19, 2013, with a skull and bones and the word caveat emptor;
6. An EDGAR printout for Montavo as of March 19, 2013;
7. A Form 8-A registration statement filed by OBN on November 12, 2004;
8. An EDGAR printout of OBN's filings as of March 19, 2013;
9. A delinquency letter sent to OBN by certified mail on January 15, 2009;
10. A letter sent by facsimile to Marva D. Simpson at the Commission from OBN on February 14, 2009;
11. A delinquency letter sent to OBN by certified mail on September 21, 2011;
12. A printout from hist.otcquote.com showing the quote activity for OBN on January 15, 2013;
13. Excerpts of the Forms 10-K for OBN for fiscal periods ended June 30, 2011, and June 30, 2012, filed February 13, 2013;
14. A copy of the transcript of the February 19, 2013, prehearing conference;
15. A printout from www.otcmarkets.com showing OBN's trading status as of March 19, 2013, with a skull and bones and the word caveat emptor;
16. An excerpt from a Form 10 registration statement filed by Ready Welder on April 17, 2009;
17. A delinquency letter sent by certified mail to Ready Welder dated November 21, 2011;
18. A printout from hist.otcquote.com showing activity in Ready Welder on January 15, 2013;
19. A printout from www.otcmarkets.com showing Ready Welder's trading status as of March 19, 2013, with a skull and bones and the word caveat emptor;

20.   An EDGAR printout showing all filings by Ready Welder as of March 19, 2013;

21.   Excerpts from Montavo's Form 10-K filing for the fiscal year ended December 31, 2008, filed on April 15, 2009;

22.   Excerpts from a Form SB-2 filing by OBN on August 28, 2003; and

23.   Excerpts from a Form 10-K filing by Ready Welder for the fiscal year ended December 31, 2009, filed April 15, 2010.

On April 10, 2013, the Commission entered an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Montavo. See Largo Vista Group, Ltd., Exchange Act Release No. 69357.

As of the date of this Initial Decision, OBN and Ready Welder have not filed an opposition to the Motion, which was due on April 16, 2013. I admit into evidence the Division's exhibits attached to the Motion, take official notice of the materials filed with the Commission, and make the following findings and conclusions. See 17 C.F.R. § 201.250.

Findings of Fact and Conclusions of Law

OBN, Central Index Key (CIK) No. 1261204, is a defaulted Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP at 2; Div. Ex. 7. OBN is delinquent in its periodic filings with the Commission; on the date the OIP was issued, it had not filed any periodic reports since it filed a Form 10-Q/A for the period ended March 31, 2010, which reported a net loss of over $5.1 million for the prior nine months. OIP at 2; Div. Ex. 8. As of January 15, 2013, OBN's stock, symbol "OBNI," was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2; Div. Ex. 12.

After the OIP was issued, OBN made several filings with the Commission that included Forms 10-K for the fiscal years ended June 30, 2010, 2011, and 2012, filed on February 12 and 13, 2013. Div. Ex. 8. The Forms 10-K for the two most recent fiscal years do not contain audited financial statements as required and are thus materially deficient. Motion at 13, 21; Martin Declaration at 2. The Division rejects OBN's Form 15 filing made on February 20, 2013. Motion at 21, 23.

Ready Welder, CIK No. 1453114, is a void Delaware corporation located in San Pedro, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP at 2; Answer at 2; Div. Ex. 16. Ready Welder is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $49,000 for the prior three months. OIP at 2; Answer at 2; Div. Ex. 20. As of January 15, 2013, Ready Welder's stock, symbol "RDYW," was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2; Answer at 2; Div. Ex. 18.

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the

Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13.

Exchange Act Section 12(j) authorizes the Commission, where it is necessary or appropriate for the protection of investors, after notice and opportunity for hearing, "to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds" that the issuer has not complied with any provision of the statute or a rule thereunder. The case law is clear:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are 'relatively unknown and insubstantial.'

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted). The Commission has cited Beisinger in numerous opinions involving Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13, such as Gateway International Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430.

Analysis of the factors set out in Gateway: (1) seriousness of the issuer's violations; (2) isolated or recurrent nature of the violations; (3) degree of culpability; (4) extent of the issuer's efforts to remedy past violations and ensure future compliance; and (5) credibility of issuer's efforts to assure future compliance, shows that OBN and Ready Welder have been in consistent violation of the periodic filing requirements for over two years, involving numerous quarterly filings and three annual filings with audited financials. OBN did not contest that the Forms 10-K it filed on February 13, 2013, for the periods ended June 30, 2011, and June 30, 2012, were materially deficient in that they had no audited financial statements. Motion at 13, 21; Martin Declaration at 2. The Motion notes that similar to Gateway, OBN and Ready Welder did not file required Forms 12b-25 requesting extensions of time to make their delinquent filings and this could be considered evidence of heightened culpability. Motion at 14. The Motion also suggests that violations by the companies' officers and director of their individual reporting requirements required by Exchange Act Sections 13(d) and 16(a) should be considered as well in determining an appropriate sanction. Id.

The Commission's case law, such as Impax Laboratories, Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 ("recurrent failure to file periodic reports as so serious that only a strongly compelling showing with respect to the other factors we consider would justify a lesser sanction than revocation"), is persuasive that it is necessary and appropriate for the protection of investors to revoke the registration of the registered securities of OBN and Ready Welder.

Order

I ORDER THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of OBN Holdings, Inc., and Ready Welder Corp. is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge